October 22, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

RE:	Gold Resource Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-34857

Dear Ms. Jenkins:

This letter shall serve to supplement the letter dated September 13, 2013 from Gold Resource Corporation (“we,” “our,” “us” or the “Company”) responding to comments of the staff of the Securities and Exchange Commission (SEC) on our Form 10-K for the year ended December 31, 2012. Specifically, we are responding to our discussion with representatives of the staff during the telephone conference on October 8, 2013 in which we discussed comment #1 from the staff’s letter of July 11, 2013.

Set forth below are the relevant comments from the staff’s letter of July 11 and our supplemental response, based on our discussion during the telephone conference:

Form 10-K for the fiscal year ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Total Cash Cost per Gold Equivalent Ounce, page 35

1.

We note you present the non-GAAP measures of total cash cost per gold equivalent ounce of $419 and $269 for fiscal years ending 2012 and 2011, respectively, both computed by deducting by-product copper, lead and zinc sales (the “non-GAAP measures”). In calculating these non-GAAP measures, we believe the reduction for by-product revenues is not appropriate because it materially distorts your actual production costs. We can appreciate your desire to convey the notion that by-product revenues offset your costs; however, you should consider describing that in a manner so as to avoid presenting the non-GAAP

Ms. Tia L. Jenkins

October 22, 2013

measures. We believe the significance of by-product revenues can be described textually in a manner that investors can understand without presenting the non-GAAP measures. Please amend your filing as appropriate.

Response to Comment No. 1:

We propose to continue to present total cash costs on a precious metal gold equivalent ounce sold basis, and propose to add the following additional disclosures with respect to our cash cost calculations:

•	We will present total cash cost and total cash cost per ounce measures in two ways, both including and excluding by-product revenues as a reduction to total cash costs. The latter presentation will be derived by taking total cash cost per gold equivalent ounce sold on page 35 of our December 31, 2012 Form 10-K, and then adding back by-product credits, to arrive at total cash costs before by-product credits. Total cash cost before by-product credits will be divided by gold equivalent ounces for all metals sold, which will include gold ounces sold, plus gold equivalent ounces of silver, copper, lead and zinc, converted to gold ounces based on our realized gold price, to arrive at total cash cost, before by-product credits, per gold equivalent ounce sold.

•	We will clearly label each item in the tables in an effort to clarify our presentation.

•	We will include a description of what constitutes by-product credits (copper, lead and zinc) in our precious metal gold equivalent cash cost calculation.

•	We will disclose the dollar amount, by metal, of by-product credits in our precious metal gold equivalent cash cost calculation.

•	We will disclose the dollar amount, by metal, of by-product credits on a per ounce precious metal gold equivalent basis in our cash cost calculation.

•	We will disclose why we believe that copper, lead and zinc should be considered by-products.

Our proposed revised Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, proposed to be included in our Amendment No. 1 to Form 10-K for the year ended December 31, 2012 is attached hereto as Annex A. The Annex includes the proposed revisions to our presentation of total cash cost and total cash cost per ounce, as well as certain other related disclosures.

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Tia L. Jenkins

October 22, 2013

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate confirmation from the staff that the foregoing responses are adequate, and if not, we would welcome further suggestions from the staff.

We look forward to hearing from you.

Sincerely,

/s/ Jason Reid

Jason Reid

Chief Executive Officer

cc:	David Babiarz, Esq.
Wesley Stark, CPA
Sheri Pearce, CPA

ANNEX A

EXPLANATORY NOTE

Gold Resource Corporation (“we,” “us,” or the “Company”) is filing this Amendment No. 1 on Form 10-K/A (this “Amendment”) to its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 18, 2013 (the “Original Filing”) to: (i) provide a cautionary note regarding our status as an exploration stage company for accounting purposes as determined by SEC Industry Guide 7; (ii) amend Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide an additional presentation of the Non-GAAP measure of cash cost per gold equivalent ounce sold; (iii) revise certain terminology used by us in Management’s Discussion and Analysis to conform such terminology with that provided in the cautionary note; and (iv) amend Exhibit 23.1 to reflect the date of the auditor’s consent as March 18, 2013, the date of the Original Filing. As required by Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications of our principal executive officer and principal financial officer are also being filed as exhibits to this Report.

No attempt has been made in this Amendment to modify or update the disclosures in the Original Filing except as required to reflect the effect of the revisions discussed herein. Except as otherwise noted herein, this Amendment continues to describe conditions as of the date of the Original Filing and the disclosures contained herein have not been updated to reflect events, results or developments that occurred after the date of the Original Filing, or to modify or update those disclosures affected by subsequent events. Among other things, forward-looking statements made in the Original Filing have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original Filing, and such forward-looking statements should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company’s other filings with the SEC subsequent to March 18, 2013.

CAUTIONARY NOTE REGARDING EXPLORATION STAGE STATUS

AND USE OF CERTAIN MINING TERMS

We are considered an “exploration stage” company under the Securities and Exchange Commission (“SEC”) Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations (“Guide 7”), because we do not have reserves as defined under Guide 7. Reserves are defined in Guide 7 as that part of a mineral deposit, which can be economically and legally extracted or produced at the time of the reserve determination. The establishment of reserves under Guide 7 requires, among other things, certain spacing of exploratory drill holes to establish the required continuity of mineralization and the completion of a detailed cost or feasibility study. Although we have exited the development stage as defined under ASC 915, Development Stage Entities, since we have no reserves as defined in Guide 7, we have not exited the exploration stage as defined under Guide 7.

Since we have no reserves as defined in Guide 7, we have in the past and will continue to expense all mine, mill and other facility construction costs, even though these expenditures are expected to have a future economic benefit in excess of one year. We also expense our asset retirement obligations. Companies that have reserves and have exited the exploration stage under Guide 7 typically capitalize these costs, and subsequently depreciate or amortize them on a units-of-production basis as reserves are mined, with the resulting depreciation and depletion allocated to inventory, and then to cost of sales as the inventory is sold. Unlike these other companies, our inventory does not include an allocable share of these costs; therefore, our gross profit may be higher than companies that allocate these costs to inventory. As a result of these and other differences, our financial statements will not be comparable to the financial statements of mining companies that have established reserves and have exited the exploration stage under Guide 7.

We use certain terms in this report such as “production,” “mining or processing activities,” and “mine construction.” Production means the estimated quantities of concentrates (tonnage and grade) delivered to stockpiles at our mine or shipped to our customer, which may result in disclosure of contained/payable metals and related metal sales. Mining or processing activities means the process of extracting mineralized material from the earth and treating that material in our mill, yielding concentrate products containing metals. Mine construction means work carried out to access areas in the mine containing mineralized material, which principally includes crosscutting, drifting, ramp construction, ventilation shafts and ancillary activities. We use these terms in our report since we believe they are necessary and helpful for the reader to understand our business and operations. However, we caution you that we do not have reserves and therefore have not exited the exploration stage as defined in Guide 7, and our use of the terminology described above is not intended to indicate that we have established reserves or have exited the exploration stage for purposes of Guide 7. Furthermore, since we do not have reserves, we cannot provide any indication or assurance as to how long we will likely continue mining activities at our mine site or whether such activities will be profitable.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Except for the historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties. We caution you not to put undue reliance on any forward-looking statements, which speak only as of the date of this report. Our actual future results or actions may differ materially from these forward-looking statements for many reasons, including the risks described in “Risk Factors” and elsewhere in this annual report. Our discussion and analysis of our financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and related notes included in this report and with the understanding that our actual future results may be materially different from what we currently expect.

Introduction

The following discussion summarizes our results of operations for three fiscal years ended December 31, 2012 and our financial condition at December 31, 2012 and 2011, with a particular emphasis on the year ended December 31, 2012. The discussion also presents certain Non-GAAP financial measures that are important to management in its evaluation of our operating results and which are used by management to compare our performance with what we perceive to be peer group mining companies and relied on as part of management’s decision-making process. Management believes these measures may also be important to investors in evaluating our performance. For a detailed description of each of the Non-GAAP financial measures, please see the discussion under “Non-GAAP Measures” below.

Please see our Cautionary Note Regarding Exploration Stage Status and Use of Certain Mining Terms at the beginning of this report for a detailed description of our status as an exploration stage company and for more information regarding our use of certain terminology herein.

Overview

Business

We are an exploration stage mining company in accordance with the applicable guidelines of the SEC which pursues gold and silver projects that are expected to have low operating costs and high returns on capital. We are presently focused on mineral production from mineralized material at the El Aguila Project in Oaxaca, Mexico. In July 2010, we began processing mineralized material from the El Aguila open pit mine into a metal concentrate containing gold as the primary product and silver as a by-product. Operations at the El Aguila open pit mine ceased in February 2011 with the start-up of mine operations at the La Arista underground mine in March 2011. Our La Arista underground mine produces metal concentrates from mineralized material that contains our primary metal products of gold and silver, and by-products of copper, lead and zinc.

The mill located at our El Aguila Project produced a total of 90,432 precious metal gold equivalent ounces for the year ended December 31, 2012, which was within our revised 2012 target mill production of 85,000 to 100,000 precious metal gold equivalent ounces. During this period, we sold 72,399 precious metal gold equivalent ounces. Precious metal gold equivalent is determined by taking the silver ounces produced or sold and converting them to precious metal gold equivalent ounces using the gold to silver average price ratio. The gold and silver average prices used are the actual metal prices realized from the sales of our metals concentrate. (Please see the section titled “Non-GAAP Measures” below for additional information concerning cash cost per ouncesold of our metals.) For the year ended December 31, 2012, we recorded revenues of $131.8 million, mine gross profit of $87.8 million and net income of $33.7 million.

Although our annual mill production increased 36.5% over the prior year, we encountered several challenges with production at La Arista during 2012, including higher than planned mining dilution in our long-hole stopes, mining of lower grade vein margins and splays, continued construction and infrastructure needs in the mine related to abatement of water inflow at lower levels and ventilation upgrades to reduce carbon dioxide levels. In order to adequately address these issues in 2013, our new on-site management team has taken a more proactive approach to mitigate effects of water and carbon dioxide gas including some off vein construction, installation of additional ventilation fans providing fresh air to the mine and additional water pumping stations.

Exploration Stage Company

We are considered an exploration stage company under the SEC criteria since we have not demonstrated the existence of proven or probable reserves at our El Aguila Project in Oaxaca, Mexico or any of our other properties. Accordingly, as required by the SEC guidelines (see Note 1 to the Consolidated Financial Statements) and U.S. GAAP for companies in the exploratory stage, substantially all of our investment in mining properties to date, including construction of the mill, mine and other facilities expenditures, have been expensed and therefore do not appear as assets on our balance sheet. Certain expenditures, such as expenses for rolling stock or other general purpose equipment, may be capitalized, subject to our evaluation of the possible impairment of the asset.

Our characterization as an exploration stage company regarding the treatment of construction expenditures as an operating expense rather than as a capital expenditure, has caused us to report larger losses in 2010 and lower net income in 2011 and 2012 than if we had capitalized the expenditures. Additionally, we will not have a corresponding depreciation or amortization expense for these costs going forward since they are expensed as incurred rather than capitalized. This has caused us to report higher gross profit than we would if we capitalized the expenses and depreciated or amortized them on the units-of-production method. Although the majority of the capital expenditures for the El Aguila Project were completed between 2007 and 2010, we expect underground mine construction to continue in future years and we will be completing additional capital improvements at our El Aguila mill during 2013 and future years. In comparison to other mining companies that capitalize development expenditures because they have exited the exploration stage, we may report larger losses or lesser profits as a result of this ongoing construction, which will be expensed instead of capitalized for accounting purposes. We expect to remain as an exploration stage company for the foreseeable future. We will not exit the exploration stage until such time, if ever, that we demonstrate the existence of proven or probable reserves that meet the SEC guidelines. Likewise, unless mineralized material is classified as proven or probable reserves, substantially all expenditures for mine and mill construction have been or will be expensed as incurred.

Exploration Activities

During 2012, we continued to focus primarily on infill and step out drilling at the La Arista underground mine, located at the El Aguila Project. Because this drilling is used to define the mineralization and to assist in mining of the mineralized material at the underground mine, these expenses are considered delineation of the body of mineralized material (not exploration), and these costs are classified as construction and development in the consolidated statements of operations.

Exploration activities that are classified as exploration expenses in the consolidated statements of operations include, but are not limited to, drilling on other areas of the El Aguila property to test new geologic targets and exploration work on our other properties. Exploration during 2012 included commencing a surface drill program on portions of the Las Margaritas property, we also are completing a limited drilling campaign at Alta Gracia and El Chamizo focusing on previously identified drill targets.

Physical Dividend Program

In April 2012, we launched a physical dividend program pursuant to which our shareholders have the option to convert the cash dividends we pay into physical gold and silver bullion. As part of our overall strategy to diversify our treasury and to facilitate this program, we purchase gold and silver bullion. In order for a shareholder to convert their cash dividend into physical gold and/or silver, the shareholder must opt-in to the physical dividend program and request the conversion of their cash dividend, or any portion thereof, into physical gold and/or silver. For those shareholders who elect to convert their cash dividend into gold and/or silver bullion, the gold and silver will be delivered in the form of gold/silver one ounce bullion rounds. No action is required by any shareholder who elects not to participate in the physical metals program. For those shareholders who wish to convert any portion of their cash dividend into gold and/or silver bullion, the process is summarized as follows:

•	Shareholders must register and hold their Gold Resource Corporation common shares in their name directly with our transfer agent, Computershare Investor Services, and not through a brokerage house or other intermediary. This is a requirement so that we can locate and validate the shareholder’s position in our common stock.

•	Shareholders must set up an individual account with Gold Bullion International (“GBI”), 225 Liberty Street New York, NY 10006. GBI facilitates the cash to gold and silver conversion.

•	Shareholders then direct their cash dividend check issued by Computershare to be electronically sent to that shareholder’s GBI account for the option to have it, or any portion thereof that denominates into a one ounce gold or silver bullion round. The election to convert all or any portion of the shareholder’s cash dividend into bullion is governed by an agreement between the shareholder and GBI.

•	Shareholders with accounts at GBI who wish to change their current gold, silver or cash allocations for their cash dividend must do so by midnight EDT on the date preceding the monthly dividend record date. (We issue a press release with details of each dividend declaration, and the dividend record and payment dates.)

•	On the dividend record date, the number of bullion ounces to be converted and distributed to the shareholder’s individual account on the dividend payment date is calculated as the dollar value of that portion of the cash dividend the shareholder elected to convert to bullion, divided by the London Bullion Market PM gold fix on the record date or the London Bullion Market silver fix on the record date.

•	Only whole ounces of gold and silver bullion are credited to a shareholder’s individual account on the dividend payment date. The cash value attributable to fractional ounces will remain in the shareholder’s individual account as cash until such time as future dividends provide the shareholder with sufficient cash to convert to whole ounces of gold or silver based on the London PM gold fix and silver fix on a future dividend record date, and based on the shareholder’s self-directed gold, silver or cash allocations in effect at that time. The shareholder may also choose to move their cash out of their GBI account. Shareholders cannot move cash into their GBI account for conversion into gold and silver. Only the shareholder’s cash dividend sent from Computershare is eligible for conversion.

During the year ended December 31, 2012, we purchased approximately 1,974 ounces of gold and 59,001 ounces of silver at market prices for a total cost of $5.2 million. During the year ended December 31, 2011, we purchased approximately 868 ounces of gold and 41,728 ounces of silver at market prices for a total cost of $3.0 million.

Settlement with Concentrate Buyer

On November 5, 2012, we entered into a settlement agreement with our concentrate buyer as a result of the dispute over the metallurgical content of the concentrates sampled at buyer’s facility after discovering issues related to the transportation, handling, control and sampling of those concentrates, and the resulting assays that were obtained from those samples. We believe the concentrates had been tampered with and compromised sometime after the shipments left the mine site and until the concentrates were sampled at the buyer’s warehouse. The settlement agreement required the buyer to pay us $1.5 million, representing the amount by which our provisional invoices for April, May and June 2012 exceeded the tentative settlement value, based on assays taken at the buyer’s warehouse. In addition, the settlement agreement required us to accept the final settlement value, based on assays taken at the buyer’s warehouse, for shipments made in February and March 2012. The settlement resulted in a reduction to precious metal gold equivalent sold of approximately 1,400 ounces and a net reduction to sales of metal concentrates of $3.3 million, which included assay, pricing and other settlement adjustments with the buyer, for the six months ended June 30, 2012. These adjustments were recorded in the restated first and second quarter 2012 financial statements.

Other Events

In April 2012, the Board of Directors increased the instituted monthly dividend payment from $0.05 per share to $0.06 per share. Prior to instituting a regular monthly dividend in August 2011, the dividends were characterized as special dividends. Our long-term goal is to distribute approximately one-third of our Cash Flow from Mine Site Operations (See Non-GAAP Measures) as dividends to shareholders. In 2011, we distributed approximately 29.8% of Cash Flow from Mine Site Operations in shareholder dividends. In 2012, we distributed approximately 39.5% of Cash Flow from Mine Site Operations to our shareholders as dividends. Our dividends should not be considered a prediction or guarantee of future dividends. Our instituted dividend may be modified or discontinued at the discretion of our Board of Directors, depending on variables such as, but not limited to, operating cash flow, development requirements and strategies, construction projects, spot gold and silver prices, taxation and general market conditions.

Results of Operations—Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Sales of metals concentrate, net

During the year ended December 31, 2012, we generated sales of $131.8 million, net of treatment charges, compared to sales of $105.2 million during the same period of 2011, an increase of 25.3%. The significant increase in sales for the year ended December 31, 2012 resulted from an increase in payable metals sold due to an increase in tonnes milled in 2012 at the La Arista underground mine. Fewer tonnes were milled and payable metals sold in 2011, principally due to operations at La Arista not commencing until March 2011. Revenue generated from sale of copper, lead and zinc contained in our concentrates is considered a by-product of our gold and silver production. (See Production and Sales Statistics tables titled “La Arista Underground Mine” and “El Aguila Open Pit Mine” below for additional information regarding the three months and years ended December 31, 2012 and 2011).

Although revenue from copper, lead and zinc represented approximately 18.2% of net sales for the year ended December 31, 2012, and approximately 9.8% of net sales for the year ended December 31, 2011, we believe that the identification of gold and silver as our primary products, and presented as a precious metal gold equivalent, is appropriate due to the following:

•	Precious metals account for the majority of our net sales and are expected to do so in the foreseeable future;

•	We primarily target gold projects, with a secondary emphasis on silver, and believe that our exploration projects in Mexico are principally gold targets;

•	We do not target or pursue copper, lead, zinc or any other base metal projects;

•	We have historically presented the Company as a precious metal producer on a gold equivalent basis, with the precious metal gold equivalent content at the El Aguila project being the basis for building the mine and putting the project into production; and

•	We believe that consistency in disclosure (precious metal gold equivalent production) is important to investors regardless of the relationships of metal prices and production from year to year.

We periodically review our revenues to ensure that our reporting of primary products and by-products is appropriate. Because we consider copper, lead and zinc to be by-products of our precious metal gold equivalent production, the value of these metals is applied as a reduction to total cash costs in our calculation of total cash cost per precious metal gold equivalent ounce sold (see Non-GAAP Measures below).

The year ended 2012 was our second full year of processing mineralized material. Metals prices realized in 2012 were mixed over the prior year, with average per ounce gold prices increasing to $1,676 from $1,644 per ounce, a 2% increase, and average per ounce silver prices decreasing to $31 from $35 per ounce, a 12% decrease.

Below are certain key operating statistics for our La Arista underground mine for 2012 and 2011 and the El Aguila open pit mine for 2011. Our production for 2012 consisted of mineralized material from our La Arista underground mine. Our production for 2011 consisted of mineralized material from both the La Arista underground mine and the El Aguila open pit mine. Production for the three months ended December 31, 2011 did not include mineralized material from the El Aguila open pit mine, which ceased operations in February 2011, but it did include mineralized material from the La Arista underground mine, which began operations in March 2011. Our production rate at La Arista is directly a result of mine construction and the establishment of sufficient stopes and working faces. The number of stopes and working faces has increased as we have gone deeper in the mine, which has resulted in more tonnes of mineralized material processed at the mill in 2012 as compared to 2011. We also sustained, at various times, higher than expected mining dilution rates as high as 35% to 40% in the second quarter of 2012 as well as higher than targeted dilution rates at various times in the remaining quarters. This dilution lowers the head grades. We believe this to be an unacceptable dilution percentage and we continue to take steps to lower dilution.

Production and Sales Statistics
	La Arista Underground Mine		La Arista Underground Mine
	Three Months Ended December 31,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2012	2011
Production Summary
Milled:
Tonnes Milled	71,541	55,434	282,120	167,806
Tonnes Milled per Day	778	603	773	561
Grade:
Average Gold Grade (g/t)	4.63	4.20	4.30	3.35
Average Silver Grade (g/t)	314	453	355	424
Average Copper Grade (%)	0.46	0.61	0.45	0.48
Average Lead Grade (%)	1.99	1.73	1.70	1.40
Average Zinc Grade (%)	4.78	3.70	3.98	2.92
Recoveries:
Average Gold Recovery (%)	89	89	88	89
Average Silver Recovery (%)	94	93	93	93
Average Copper Recovery (%)	85	76	78	77
Average Lead Recovery (%)	73	79	70	78
Average Zinc Recovery (%)	82	79	81	76
Mill production (before payable metal deductions)(1)
Gold (ozs.)	9,528	6,631	34,417	16,027
Silver (ozs.)	675,607	753,414	2,996,743	2,122,000
Copper (tonnes)	277	258	986	620
Lead (tonnes)	1,037	760	3,374	1,840
Zinc (tonnes)	2,809	1,617	9,115	3,730
Payable metal sold(1)
Gold (ozs.)	5,774	5,873	26,675	15,700
Silver (ozs.)	417,932	716,221	2,446,232	2,034,187
Copper (tonnes)	162	194	769	464
Lead (tonnes)	953	622	3,187	1,510
Zinc (tonnes)	2,218	1,390	7,222	2,812
Average metal prices realized
Gold (oz.)	$1,691	$1,691	$1,676	$1,644
Silver (oz.)	$36	$30	$31	$35
Copper ( tonne)	$7,942	$7,019	$8,033	$8,095
Lead (tonne)	$2,256	$1,873	$2,110	$2,184
Zinc ( tonne)	$1,952	$1,800	$1,967	$1,995
Gold equivalent ounces produced (mill production)(1)
Gold Ounces	9,528	6,631	34,417	16,027
Gold Equivalent Ounces from Silver	14,254	13,303	56,015	44,663

Total Gold Equivalent Ounces(2)	23,782	19,934	90,432	60,690

Gold equivalent ounces sold(1)
Gold Ounces	5,774	5,873	26,675	15,699
Gold Equivalent Ounces from Silver	8,818	12,646	45,724	42,815

Total Gold Equivalent Ounces	14,592	18,519	72,399	58,514

(1)	Mill production represents metal contained in concentrates produced at the mill, which is before payable metal deductions are levied by the buyer of our concentrates. In addition, mill production quantities for the year ended December 31, 2012 do not reflect any deduction for 583 gold ounces, respectively, and 45,432 silver ounces, respectively, (approximately 1,400 gold equivalent ounces) resulting from the settlement agreement with the buyer of our concentrates as discussed on page 30 under “Settlement with Concentrate Buyer”. Gold equivalent ounces sold for the year ended December 31, 2012 have been reduced by approximately 1,400 gold equivalent ounces as a result of the settlement.

(2)	Gold equivalent mill production for 2012 of 90,432 ounces differs from gold equivalent ounces sold for 2012 of 72,399 due principally to buyer (smelter) concentrate processing deductions of approximately 9,078 gold equivalent ounces, a settlement agreement with the buyer of the Company’s concentrates of approximately 1,400 gold equivalent ounces and an increase in gold equivalent ounces contained in ending inventory of approximately 7,555 ounces.

Production and Sales Statistics
El Aguila Open Pit Mine
Year Ended December 31,
2011 (1)
Production Summary
Milled:
Tonnes Milled	46,409
Tonnes Milled per Day	829
Grade:
Average Gold Grade (g/t)	4.18
Average Silver Grade (g/t)	53
Recoveries:
Average Gold Recovery (%)	89
Average Silver Recovery (%)	75
Mill production (before payable metal deductions)
Gold (ozs.)	5,559
Silver (ozs.)	58,309
Payable metal sold
Gold (ozs.)	3,917
Silver (ozs.)	43,605
Average metal prices realized
Gold (oz.)	$1,383
Silver (oz.)	$34
Gold equivalent ounces produced (mill production)
Gold Ounces	5,559
Gold Equivalent Ounces from Silver (2)	—

Total Gold Equivalent Ounces	5,559

Gold equivalent ounces sold
Gold Ounces	3,917
Gold Equivalent Ounces from Silver (2)	—

Total Gold Equivalent Ounces	3,917

(1)	Co-product cash costs for the combined La Arista underground mine and the El Aguila open pit mine for the for the year ended December 31, 2011 can be found in the Non-GAAP Measures.
(2)	Silver ounces were considered a by-product from the El Aguila open pit mine.

For the year ended December 31, 2012, we sold 26,675 ounces gold and 2,446,232 ounces silver from the La Arista underground mine for at gross sales value of approximately $44.7 million and $75.8 million, respectively. This compares to 19,617 ounces gold and 2,077,792 ounces silver during 2011 from both the La Arista underground mine and El Aguila open pit mine, for gross sales value of $31.3 million and $72.7 million respectively. From the El Aguila open pit mine, we sold 3,917 ounces gold and 43,605 ounces silver during the first two months of 2011 and from the La

Arista underground mine, we sold 15,700 ounces gold and 2,034,187 ounces silver during the last ten months of 2011. The increase in sales in 2012 principally resulted from a full year of operations at La Arista in 2012, versus ten months of operations at La Arista in 2011.

Production

For the year ended December 31, 2012 mill production totaled 90,432 ounces of precious metal gold equivalent compared to 66,249 ounces of precious metal gold equivalent for 2011. See the table titled “Production and Sales Statistics-El Aguila Project” above for additional information regarding our mineral production statistics.

We continue to focus on mining and mine construction activities at the La Arista underground mine. Our production is dependent on the rate of advancement into the mine and the establishment of sufficient stopes and working faces. We anticipate the number of stopes and working faces will increase in 2013 and that precious metal mill production may be similar with 2012 mill production. Our 2013 mine plan anticipates that we will be mining areas of the deposit that contain higher levels of base metals, as compared to 2012.We are targeting mill production of 80,000 to 100,000 ounces of precious metal gold equivalent in 2013.

Mine gross profit. For the year ended December 2012, mine gross profit totaled $87.8 million compared to $80.5 million for the year ended December 31, 2011. The increase in mine gross profit from the prior year was primarily due to the increase in sales of metal concentrate due to an increase in the quantities of payable metal sold. Mine gross profit as a percent of sales for the year ended December 31, 2012 decreased to 66.6% from 76.6% during the same period in 2011, principally due to higher labor, contractor services, diesel, concentrate transportation and other operating costs in 2012.

Net income (loss) before extraordinary item. For the year ended December 31, 2012, net income before extraordinary item was $33.7 million, or $0.60 per diluted share, as compared to net income before extraordinary item of $60.1 million or $1.06 per diluted share, for the comparable period of 2011. The $26.4 million decrease in net income in 2012 was principally attributable to a $12.0 million income tax benefit in 2011 resulting from a reduction to the income tax valuation allowance, as compared to $13.3 million of income tax expense in 2012.

Costs and expenses. Total costs and expenses during the year ended December 31, 2012 were $38.1 million compared to $34.9 million during the comparable period of 2011, an increase of $3.2 million, or 9.2%. The increase resulted from an increase in general and administrative expenses, and exploration expenses, which were partially offset by a decrease in construction and development expenses, as discussed in more detail below.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2012 was $13.5 million compared to $8.9 million for the same periods of 2011. The $4.6 million increase in 2012 principally resulted from higher stock-based compensation expense, investor relations activities, professional services and insurance costs.

Exploration expenses. Property exploration expenses totaled $8.0 million for the year ended December 31, 2012, compared to $4.9 million during the same period of 2011. The $3.1 million increase in exploration expenses results from higher expenditures in 2012 to evaluate and drill new exploration targets on the El Aguila and Alta Gracia properties, and to evaluate other prospects near our La Arista underground mine. We also set up an exploration office in Turkey in September 2012. Exploration costs associated with definition and delineation drilling of the La Arista vein system are reflected in construction and development expenses.

Construction and development expenses. Construction and development expenses during the year ended December 31, 2012 decreased to $16.6 million from $21.0 million during 2011. Construction and development includes mine construction costs attributable to definition and delineation drilling of the La Arista vein system, and construction related activities at the El Aguila Project. The $4.4 million decrease when compared to 2011 is due to lower expenditures in 2012 relating to construction of the tailings dam, expansion of the flotation cells in the flotation circuit in the mill, construction of the mine camp and infrastructure construction. We will continue to focus on further mine construction at La Arista and related activities at the El Aguila Project for the foreseeable future.

Other (expense)income. For the year ended December 31, 2012, we recorded other expense of $2.7million, compared to other income of $2.4 million during the same period of 2011. The change in other (expense) income resulted primarily from recognizing a foreign currency loss of $2.9 million during the year ended December 31, 2012 compared to a foreign currency gain of $2.7 million in the comparable period in 2011. The current year losses resulted from currency translation adjustments during a period when the dollar was increasing compared to the Mexican peso, and a $2.0 million reclassification from other comprehensive loss to foreign exchange loss.

Provision for income taxes. For the year ended December 31, 2012, income tax provision was $13.3 million as compared to an income tax benefit of $12.0 million for the year ended December 31, 2011. The $25.3 million increase in income tax provision in 2012 principally resulted from a $28.3 million reduction to a valuation allowance on deferred tax assets in 2011 as compared to a $4.6 million reduction to a valuation allowance on deferred tax assets in 2012. There was no corresponding income tax provision or benefit during the 2010 due to start-up of operations in 2010. As of December 31, 2012, there were no remaining valuation allowances on the Company’s deferred tax assets. See Note 7 to the Consolidated Financial Statements for additional information.

Extraordinary item. On April 20, 2011, the El Aguila Project suffered severe damage from an anomalous rain and hail storm which flooded the La Arista underground mine and damaged existing roads, buildings and equipment. We experienced a loss of $2.5 million, for which we recorded an extraordinary loss of $1.8 million, net of income tax benefit of $0.8 million, for the year ended December 31, 2011.

Results of Operations – Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

During the year ended December 31, 2011 we sold 19,617 ounces of gold at an average realized price of $1,596 per ounce for $31.3 million of gross revenue, and 2,077,792 ounces of silver at an average realized price of $35 per ounce for approximately $72.7 million of gross revenue, compared to 10,493 ounces of gold at an average realized price of $1,201 per ounce for $12.6 million of gross revenues, and 111,316 ounces of silver at an average realized price of $20 per ounce for approximately $2.2 million of gross revenue for 2010. Mine gross profit for the year ended December 31, 2011 was $80.5 million compared to $8.0 million in the comparable period of 2010, an increase of $72.5 million or 906%. The increase was due to a full twelve months of mine operations in 2011 compared to only six months of operations in 2010.

For the year ended December 31, 2011 we reported a net income of $58.4 million, or $1.10 per share, compared to a net loss of $23.1 million, or $0.46 per share, for the year ended December 31, 2010. Our net income increased in 2011 due to ramp-up of operations in 2010 as compared to a full year of operations in 2011.

Total costs and expenses for the year ended December 31, 2011 were $34.9 million compared to $30.8 million in the comparable period of 2010, an increase of $4.1 million or 13.3%. The increase in costs and expenses was primarily due to our operations transitioning to underground mine activities and an increase in stock-based compensation.

Exploration expense for the year ended December 31, 2011 of $4.9 million was consistent with our level of exploration activity in 2010 of $4.7 million.

Construction and development for the year ended December 31, 2011 of $21.0 million increased by $2.6 million or 14.1% when compared to 2010 of $18.4. The higher cost in 2011 was primarily due to the completion of the second phase of the tailings dam, and expansion of the flotation cells in the mill’s flotation circuit during 2011.

General and administrative expenses increased $1.4 million or 18.7% to $8.9 million for the year ended December 31, 2011 as compared to $7.5 million for the comparable period in 2010. The increase was attributable to increases in professional fees, salaries and benefits and stock-based compensation.

For the years ended December 31, 2011 and 2010, we recorded a currency translation adjustment loss of $3.2 million and a currency translation adjustment gain of $0.2 million, respectively, resulting from the translation of our subsidiary’s Mexican peso denominated functional currency financial statements into the US dollar reporting currency.

Non-GAAP Measures

Throughout this report, we have provided information prepared or calculated according to U.S. GAAP, as well as referenced some non-U.S. GAAP (“non-GAAP”) performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by U.S. GAAP, they may not be comparable to similar measures presented by other companies. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Total Cash Cost per Gold Equivalent Ounce Sold

We use total cash cost (including royalties) per gold equivalent ounce sold as one indicator for comparative monitoring of our mining operations from period to period and believe that investors also find this information helpful when evaluating our performance. We illustrate our total cash costs per gold equivalent ounce sold in two ways, in the first case taking into account credits for sales revenue from metals that we consider by-products, and in the second case without taking into account those by-product credits. The calculation applying by-product credits to reduce total cash costs is made in accordance with guidelines developed by the Gold Institute in 1996, which is a standard that is widely used by precious metal producers that also produce by-products. The other calculation, where by-product credits are not applied to reduce total cash costs, is shown for comparison purposes. However, there can be no assurance that our reporting of these Non-GAAP measure are similar to that reported by other mining companies.

In each case, we have reconciled total cash cost per gold equivalent ounce sold to reported U.S. GAAP measures. The most comparable financial measures to our total cash cost is mine cost of sales calculated in accordance with U.S. GAAP. Mine cost of sales is obtained from the consolidated statements of operations.

For reporting periods prior to 2012, we reported cash operating cost per gold equivalent ounce produced (on-site mill production). These amounts have been restated in this Management’s Discussion and Analysis to reflect our current reporting method, showing total cash cost per gold equivalent ounce sold, which we believe is the more common method used by companies that apply the Gold Institute Standard. The principal difference between cash operating costs and total cash costs is that cash operating costs exclude royalty costs, whereas total cash costs include royalty costs. Our concentrates are subject to a 5% net smelter returns royalty. The principal difference between gold equivalent ounces produced at the mill and gold equivalent ounces sold, is that gold equivalent ounces produced at the mill do not reflect payable metal deductions levied by smelters, whereas gold equivalent ounces sold are after payable metal deductions levied by smelters.

For purposes of calculating total cash costs net of by-product credits in the table below, total cash costs are arrived at by taking mine cost of sales, plus treatment and refining charges (which are netted against revenues in the Consolidated Statement of Operations), less by-product credits earned from sales of metals we consider by-products (copper, lead and zinc at the La Arista underground mine and silver at the El Aguila open pit mine) less non-cash items such as depreciation and amortization, accretion, stock-based compensation, and reclamation costs. Total cash costs are divided by gold equivalent ounces sold (gold ounces sold, plus gold equivalent ounces of silver ounces sold converted to gold ounces using our realized gold price per ounce to silver price per ounce ratio, at the La Arista underground mine; and gold ounces sold at the El Aguila open pit mine) to arrive at total cash cost per gold equivalent ounce sold.

Total Cash Costs, Net of By-Product Credits

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
	(In thousands, except ounces sold and total cash cost per gold equivalent ounce)
Gold equivalent ounces sold (1) (excludes gold equivalent ounces from by- products)	14,592	18,519	72,399	62,431

Cost of sales - production costs	$11,182	$7,284	$44,021	$24,642
Treatment and refining charges	3,978	4,273	16,680	11,400
By-product credits (2)	(7,609)	(5,027)	(26,837)	(14,357)
Depreciation and amortization	(425)	(146)	(1,366)	(473)
Accretion	(21)	(18)	(81)	(82)
Reclamation costs	(314)	—	(373)	—
Stock-based compensation	1,251	(1,195)	(1,737)	(4,336)

Total cash costs (after by-product credits)	$8,042	$5,171	$30,307	$16,794

Total cash cost, net of by-product credits, per gold equivalent ounce sold (including royalties)	$551	$279	$419	$269

(1)	Gold ounces sold, plus gold equivalent ounces of silver ounces sold converted to gold ounces using our realized gold price per ounce to silver price per ounce ratio, at the La Arista underground mine; and gold ounces sold at the El Aguila open pit mine.
(2)	See table immediately below for a summary of our by-product revenue.

Summary of By-Product Revenue

By-product credits by dollar value:
Silver revenue (El Aguila open pit mine) (1)	$—	$—	$—	$1,698
Copper revenue	1,325	1,360	6,198	3,752
Lead revenue	2,052	1,165	6,594	3,298
Zinc revenue	4,232	2,502	14,045	5,609

Total by-product revenue	$7,609	$5,027	$26,837	$14,357

By-product credits per gold equivalent ounce sold:
Silver (El Aguila open pit mine) (1)	$—	$—	$—	$27
Copper	91	73	86	60
Lead	140	63	194	53
Zinc	290	135	91	90

Total by-product credits per gold equivalent ounce sold	$521	$271	$371	$230

(1)	Silver was treated as a by-product of the El Aguila open pit mine, which ceased operations in February 2011.

An alternative presentation to total cash cost, after by-product credits, per gold equivalent ounce sold is total cash cost, before by-product credits, per gold equivalent ounce sold. This alternative method allocates total cash costs, before by-product credits, to the gold equivalent ounces of all metals sold. Total cash costs, before by-product credits, are arrived at by taking mine cost of sales, plus treatment and refining charges (which are netted against revenues in the Consolidated Statement of Operations), less non-cash items such as depreciation and amortization, accretion, stock-based compensation, and reclamation costs. Total cash costs, before by-product credits, are divided by gold equivalent ounces of all metals sold, which includes gold, silver, copper, lead and zinc, to arrive at total cash costs (before by-product credits) per gold equivalent ounce sold.

Total Cash Costs, Before By-Product Credits

	Three Months Ended December 31,		Year Ended December 31,
	2012	2011	2012	2011
	(in thousands except ounces sold and total cash cost per gold equivalent ounce)
Gold equivalent ounces sold (1) (includes gold equivalent ounces from by- products)	19,093	21,491	88,413	71,359

Cost of sales - production costs	$11,182	$7,284	$44,021	$24,642
Treatment and refining charges	3,978	4,273	16,680	11,400
Depreciation and amortization	(425)	(146)	(1,366)	(473)
Accretion	(21)	(18)	(81)	(82)
Reclamation costs	(314)	—	(373)	—
Stock-based compensation	1,251	(1,195)	(1,737)	(4,336)

Total cash costs (before by-product credits)	$15,651	$10,198	$57,144	$31,151

Total cash cost, before by-product credits, per gold equivalent ounce sold (including royalties)	$820	$475	$646	$437

(1)	Gold ounces sold, plus gold equivalent ounces of silver ounces sold, copper tonnes sold, lead tonnes sold and zinc tonnes sold, converted to gold ounces using our realized gold price per ounce.

The following table reconciles the calculation of our gold equivalent ounces sold:

Gold equivalent ounces sold, excluding gold equivalent of by-products	14,592	18,519	72,399	62,431
Gold equivalent ounces from by-products:
Silver (El Aguila open pit mine)	—	—	—	1,229
Copper	784	804	3,698	2,282
Lead	1,214	689	3,935	2,006
Zinc	2,503	1,479	8,381	3,411

Gold equivalent ounces sold, including gold equivalent ounces from by-products	19,093	21,491	88,413	71,359

Cash Flow from Mine Site Operations

Cash flow from mine site operations (“Cash Flow from Mine Site Operations”) is furnished to provide additional information and is a Non-GAAP measure. This measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. We believe that certain investors use this measure as a basis to assess mine performance and we use it as a measure on which our planned distributions to shareholders are currently based. The following table provides a reconciliation of Cash Flow from Mine Site Operations to mine gross profit as presented in the consolidated statements of operations.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2012	2011	2012	2011
	(In thousands)
Mine gross profit	$16,188	$28,154	$87,773	$80,521
Stock-based compensation	(1,251)	1,195	1,737	4,336
Depreciation and amortization	426	146	1,366	473
Accretion	21	19	81	82

Cash flow from mine site operations	$15,384	$29,514	$90,957	$85,412

Liquidity and Capital Resources

As of December 31, 2012, we had working capital of $46.0 million, consisting of current assets of $59.0 million and current liabilities of $13.0 million. This represents a decrease of $13.3 million from the working capital balance of $59.3 million as of December 31, 2011. Our working capital balance fluctuates as we use cash to fund our operations, exploration, and mine construction activities, and to pay income taxes and fund our dividends.

Prior to achieving profitable operations in 2011, we relied on equity financings to fund our operating activities. Since achieving profitability in 2011, we have relied on cash flow generated from mining operations to fund our operations, income tax obligations, dividends and other activities. Our mine construction and facility construction activities and equipment purchases at the La Arista mine are, in the aggregate, expected to be higher in 2013 as compared to 2012 or 2011. If our cash flows from operations is insufficient to cover our anticipated expenses we may be required to secure debt or equity financing, reduce our planned development, construction or other expenditures at the mine, reduce our monthly dividend or implement other measures. There is no assurance that, in the event debt or equity financing is needed, we would be able to secure this financing or that it could be secured under favorable terms.

We target calendar year cash distributions to our shareholders totaling approximately one-third of Cash Flow from Mine Site Operations (See “Non-GAAP Measures” above), subject to the laws of the State of Colorado that govern distributions to shareholders. Our target dividend payment of one-third of Cash Flow from Mine Site Operations may be increased, decreased, suspended or discontinued at any time at the sole discretion of the Board of Directors based on strategic considerations, cash balances, construction projects, spot gold and silver prices, taxation, general market conditions or any other reason. For the year ended December 30, 2012, we declared dividends of $35.9 million, representing 39.5% of Cash Flow from Mine Site Operations.

Upon declaration of a dividend, each shareholder has the option to subsequently convert that cash dividend into gold and/or silver bullion. To the extent we do not hold sufficient gold and silver bullion by the distribution payment date we must purchase gold and/or silver bullion in the market. We intend to purchase gold and silver bullion in the market at various times throughout the year, and intend to hold quantities of gold and/or silver bullion to enable us to meet, at a minimum, our forecasted physical delivery requirements for the current and following month.

The mineral concessions that comprise our La Arista underground mine are subject to a 4% net smelter returns royalty on sales of any gold and silver dore, and a 5% net smelter returns royalty on sales of any concentrate. We produce copper, lead and zinc concentrates, but no gold and silver dore, at La Arista underground mine. We only produced a gold and silver concentrate at our El Aguila open pit mine. Royalties are considered mine operating costs and are funded from the sale of concentrates. Royalty expense is recorded based on provisional invoices and adjusted based on the final invoice. An initial royalty payment of 50% of the provisional invoice amount is made when the provisional invoice is collected. The remaining royalties owed are paid when we receive full payment for the final invoice. For the years ended December 31, 2012 and 2011, we made royalty payments totaling $5.8 and $3.6, respectively. We estimate that approximately $7 million of royalty payments will be made in 2013, subject to market prices for the metals in our concentrates, mine production and timing of final invoice settlements.

For 2013 we have budgeted approximately $7.4 million for drilling and other exploration related activities at our El Aguila property. In addition, we intend to spend approximately $2.2 million for drilling and other exploration activities on our other exploration properties in Mexico. In

Turkey, we have budgeted $2.0 million for exploration and property acquisitions. Our planned exploration expenditures for 2013 are discretionary and could be significantly higher or lower depending on the ongoing results from the exploration programs. Exploration activities to further delineate and define our La Arista vein system are considered mine construction costs and classified as construction and development expense in the consolidated statement of operations.

Our cash and cash equivalents as of December 31, 2012 decreased to $35.8 million from $52.0 million as of December 31, 2011, a net decrease in cash of $16.2 million.

Net cash provided by operating activities for the year ended December 31, 2012 was $31.2 million compared to $41.3 million during 2011. The $10.1 million decrease in net cash provided by operation activities principally results from payment of our 2011 Mexican income tax liability in 2012.

Net cash used in investing activities for the year ended December 31, 2012 was $7.7 million compared to $10.4 million for 2011. The $2.7 million decrease in cash used in investing activities was primarily due to a decrease in capital expenditures and increase in proceeds from conversion of gold and silver bullion related to our physical gold and silver dividend program. Although most of our exploration stage expenditures are recorded as an expense rather than an investment, we capitalize the acquisition cost of land and mineral rights and certain equipment that has alternative future uses or significant salvage value, including rolling stock, furniture, and electronics. The cost of acquiring these assets is reflected in our investing activities.

Net cash used in financing activities for the year ended December 31, 2012 was $39.9 million compared to $27.4, consisting of dividends declared and treasury stock purchases. The $12.5 million increase in net cash used in financing activities principally results from an increase in dividends paid in 2012. In August 2011, we instituted a regular monthly dividend consisting of $0.05 per share, which was increased to $0.06 per share in April 2012, until such time as the Board of Directors determines otherwise.

Off-Balance Sheet Arrangements

As of December 31, 2012, we had no off-balance sheet arrangements.

Contractual Obligations

Our known obligations at fiscal year-end December 31, 2012, are set forth in the table below:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Purchase Obligations (1)	$4,758	$1,915	$2,843	$—	$—
Operating Leases	821	128	261	144	288
Non-cancellable Purchase Obligations	7,666	7,666	—	—	—
Employee Salary Compensation (2)	1,441	654	787	—	—

Total	$14,686	$10,363	$3,891	$144	$288

(1)	Represents amounts due to our executive officers pursuant to their respective employment agreements with our company.
(2)	Represents amounts due to non-executive employees pursuant to their respective employment agreements with our company.

Accounting Developments

For a discussion of Recently Adopted Accounting Pronouncements and Recently Issued Accounting Pronouncements, see Note 1 to the Consolidated Financial Statements.

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. As a result, management is required to routinely make judgments and estimates about the effects of matters that are inherently uncertain. Actual results may differ from these estimates under different conditions or assumptions. The following discussion pertains to accounting estimates management believes are most critical to the portrayal of our financial position and results of operations that require management’s most difficult, subjective or complex judgments.

Proven or Probable Reserves

Despite the fact that we commenced production in 2010, as of December 31, 2012, none of the mineralized material at the Company’s El Aguila Project or any of its other properties met the SEC’s definition of proven or probable reserves under the criteria set forth in SEC Industry Guide 7. As a result, and in accordance with principles generally accepted in the United States (“U.S. GAAP”) for exploration stage companies, we do not capitalize exploration, evaluation, mine development and construction costs associated with our properties and, instead, expense these costs as they are incurred.

Revenue

We recognize revenue when an arrangement exists, the price is fixed and determinable, the title and risk of loss have transferred to the buyer (generally at the time shipment is delivered at buyer’s port) and collection is reasonably assured. We enter into provisionally priced concentrate sales contracts, whereby the contracts settle at prices to be determined in the future based on quoted prices. Accordingly, due to the time elapsed between shipment and the final settlement with the buyer, the Company must estimate revenue based on assay measurements taken at the time of shipment using quoted metal prices at that time. Changes in the price of the metals concentrates we sell, and differences in assay measurements taken at our facilities at the time of shipment and those taken at the buyer’s port, can have a significant effect on our revenues.

Concentrate sales are initially recorded using quoted metal prices at the time of shipment, and contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrates at the quoted metal prices at the time of shipment. The embedded derivative, which does not qualify for hedge accounting, is adjusted to market through earnings each period prior to final settlement. Changes in the prices of metals we sell, as quoted on the London Bullion Market, between the shipment and final settlement dates will result in adjustments to revenues related to sales of concentrate previously recorded upon shipment.

Sales are recorded net of charges for treatment, refining, smelting losses and other charges negotiated by the Company with the buyer. These charges are estimated upon shipment of concentrates based on contractual terms and adjusted to reflect actual charges at final settlement. Historically, actual charges have not varied materially from our initial estimates.

Changes in the market price of metals significantly affect the Company’s revenues, results of operations and cash flow. Metals prices can and often do fluctuate widely and are affected by numerous factors beyond the Company’s control, such as political and economic conditions, demand, forward selling by producers, expectations for inflation, custom smelter activities, the relative exchange rate of the U.S. dollar, investor sentiment, and global mine production levels. The aggregate effect of these factors is impossible to predict. Because the Company’s revenue is derived from the sale of gold, silver, copper, lead and zinc metals concentrate, its results of operations are directly related to the prices of these metals.

Depreciation and Amortization

Depreciation and amortization on our property and equipment is calculated on a straight line basis over the estimated useful life of the asset. Significant judgment is involved in the determination of the estimated life of the assets.

Impairment of Assets

Since none of our properties contain proven or probable reserves as defined by the SEC, we do not capitalize exploration, evaluation, mine development or construction costs for any of our projects. Our long-lived assets are principally property and equipment, and are evaluated at least annually for impairment when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. When an indication of impairment exists, an estimate of fair value is made for the long-lived asset.

Assessing the fair value of our long-lived assets requires us to make several estimates and assumptions that are subject to risk and uncertainty, changes in these estimates and assumptions could result in the impairment of our long-lived asset carrying values. Events that could result in impairment of our long-lived assets include, but are not limited to, obsolescence, damage, underperformance and assets held for disposal. During the years ended December 31, 2012, 2011 and 2010, no asset impairments were recognized.

Stockpile and Concentrate inventories

Stockpile and concentrate ending inventory tonnages are measured by estimating the number of tonnes added to and removed from beginning inventory. We periodically survey our stockpile and concentrate ending inventory to verify tonnage estimates. There are inherent limitations in the survey estimation process, along with process of estimating the number of tonnes added to and removed from stockpile and concentrate inventory, which includes but is not limited to moisture content, density, scale calibration and physical measurements. Due to these estimates, amounts reported could differ significantly from actual results.

Our stockpile and concentrate inventories are valued at the lower of average cost or net realizable value (“NRV”), with carrying values evaluated at least quarterly. NRV represents the estimated future sales price based on short-term and long-term metals prices, less estimated costs to complete production and bring the product to sale. The primary factors that influence the need to record write-downs of stockpile and concentrate inventory include short-term and long-term metals prices and costs for production inputs such as labor, fuel and energy, materials and supplies, as well as realized mineralized material grades and recovery rates. If short-term and long-term metals prices decrease, the value of stockpile and concentrate inventory also decreases, and it may be necessary to record a write-down of stockpile and concentrate inventory to NRV. We did not incur any lower-of-cost-or-market write downs during the years ended December 31, 2012, 2011 or 2010.

The allocation of costs to stockpile and concentrate inventory, and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating current and future operating and capital costs, metal recoveries, mineralized material grades, production levels, commodity prices, and other factors. There can be no assurance that actual results will not differ significantly from those estimates and assumptions.

Asset Retirement Obligation

Our mining and exploration activities are subject to various laws and regulations, including legal and contractual obligations to reclaim, remediate, or otherwise restore properties at the time the property is removed from service. A liability is initially recorded at the estimated present value for an obligation associated with the retirement of tangible long-lived assets in the period in which it is incurred if a reasonable estimate of fair value can be made. Since none of our properties contain proven or probable reserves as defined by the SEC, the costs associated with the obligation are charged to operations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs we will incur to complete the work required to comply with existing laws and regulations. Actual costs may differ from the amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

Stock-based compensation

We estimate the fair value of our stock option awards using a Black-Scholes model, the inputs of which require various assumptions including the expected rate of future dividends, discount rate, the expected life of the option and the expected volatility of our stock price. The expected rate of future dividends is derived based on the dividends paid during the 3 months immediately preceding the date of grant extrapolated over four quarters (one year); however, the rate at which dividends are paid may change due to various factors, including, but not limited to changes in our operational and strategic cash needs and at the discretion of our Board of Directors. Expected forfeiture rates and expected option life are derived based on historical experience and management’s judgment regarding future expectations. However, such historical experience is limited due to a relatively small number of grants and, therefore, may not be indicative of future experience. The expected volatility assumptions are derived using our historical stock price volatility.

These assumptions reflect our best estimates; however, they involve inherent uncertainties based on market conditions generally outside of our control. If factors change and we use a different methodology for deriving the Black Scholes assumptions or if our assumptions and judgments regarding future experience prove to be materially different than actual experience resulting in a change to future assumptions, our share-based compensation expense could be materially impacted.

Deferred income taxes and valuation allowances

In preparing our consolidated financial statements, we estimate the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of the changes. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements.

Each period, we evaluate the likelihood of whether or not some portion or all of each deferred tax asset will be realized and provide a valuation allowance for those deferred tax assets for which is more likely than not that the related benefits will not be realized. When evaluating our valuation allowance, we consider historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven or probable gold reserves, interest rates and foreign currency exchange rates. If we determine that all or a portion of the deferred tax assets will not be realized, a valuation allowance with be increased with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

In addition, the calculation of income tax expense involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in each of the jurisdictions in which we operate and makes estimates of the expected timing of the reversal of future tax assets and liabilities. We also make assumptions about future earnings, tax planning strategies and the extent to which potential future tax benefits will be used. We are also subject to assessments by various taxation authorities which may interpret tax legislation differently, which could affect the final amount or the timing of tax payments.